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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          BOSTON LIFE SCIENCES, INC.
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            (Exact name of registrant as specified in its charter)


         Delaware                       0-6533                   87-0277826

(State or Other Jurisdiction          (Commission              (IRS Employer
     of Incorporation)                File Number)           Identification No.)



                 137 Newbury Street, 8th Floor          02116
                 Boston, Massachusetts
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             (Address of principal executive offices)  (Zip Code)

        If this Form relates to the        If this Form relates to the
        registration of a class of         registration of a class of securities
        securities pursuant to Section     pursuant to Section 12(g) of the
        12(b) of the Exchange Act and      Exchange Act and is effective
        is effective pursuant  to          pursuant to General Instruction
        General Instruction A.(c),         A.(d), please check the following
        please check the following box.    box. [_]
        [_]

Securities Act registration statement file number to which this form relates:
__________
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

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               Title of Each             Name of Each Exchange on Which
         Class to be so Registered       Each Class is to be Registered


                   None                                    None


Securities to be registered pursuant to Section 12(g) of the Act:

                   Series D Preferred Stock Purchase Rights
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                               (Title of class)
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                                AMENDMENT NO. 4
                                ---------------

     On September 26, 1991, Boston Life Sciences, Inc. (then, Greenwich Pharmaceuticals Incorporated), a Delaware corporation (the "Company"), entered into a Rights Agreement (as amended, the "1991 Rights Agreement") with Pittsburgh National Bank, as Rights Agent, and declared a dividend of one preferred stock purchase right for each outstanding share of common stock of the Company at the close of business on October 7, 1991, and for each share of common stock issued after October 7, 1991 and on or prior to the earlier of the Distribution Date (as defined in the 1991 Rights Agreement) or September 26, 2001. The 1991 Rights Agreement expires by its terms on September 26, 2001.

     In anticipation of the expiration of the 1991 Rights Agreement, on September 11, 2001, the Company entered into a new Rights Agreement (the "2001 Rights Agreement") with Continental Stock Transfer & Trust Company, as Rights Agent, and declared a dividend of one right to purchase one one-thousandth (1/1000th) of a share of Series D Preferred Stock of the Company for each outstanding share of common stock of the Company at the close of business on September 13, 2001, and for each share of common stock issued after September 13, 2001, and on or prior to the earlier of the Distribution Date (as defined in the 2001 Rights Agreement) or September 11, 2011.

     In order to reflect the adoption of the 2001 Rights Agreement, the undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Registration Statement on Form 8-A, registering its Series D Preferred Stock Purchase Rights (formerly, Series A Preferred Stock Purchase Rights), which was filed on October 22, 1991, and amended by a Form 8 filed on July 28, 1993, a Form 8-A/A filed on August 8, 1994, and a Form 8-A/A filed on March 20, 2001, as follows: effective upon expiration of the 1991 Rights Agreement, Item 1 and Item 2 are hereby amended and restated in their entirety as set forth below.

Item 1.    Description of Registrant's Securities to be Registered.
           -------------------------------------------------------

     On September 11, 2001, Boston Life Sciences, Inc. (the "Company"), declared a dividend distribution of one preferred stock purchase right (a "Right") for each share of Common Stock. Each Right entitles the registered holder to purchase from the Company after the Distribution Date described below one-thousandth of a share of its Series D Preferred Stock (the "Preferred Stock"). The exercise price is $25 for each one-thousandth share of Preferred Stock. The distribution of Rights is payable on September 13, 2001 to the record holders of Common Stock at the close of business on that date. One Right will also be issued for each share of Common Stock issued between September 13, 2001 and the earlier of the Distribution Date or September 11, 2011.

     Exercisability of the Rights; Distribution Date. The Rights are not exercisable until the Distribution Date. The Distribution Date would occur, if ever, ten business days after either of the following events:
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     .  A public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company's outstanding Common Stock (the "Stock Acquisition Date"); or

     . The commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 15% or more of the Company's outstanding Common Stock.

     Mergers, Asset Sales and Self-Dealing Transactions. If, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination, or 25% or more of its assets or earning power is sold, proper provision is to be made so that each holder of a Right would have the right to receive, upon exercise of the Right, that number of shares of common stock of the acquiring company which at the time has a market value of two times the exercise price of the Right.

     In the event that:

     (1) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged; or

     (2) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement; or

     (3) during such time as there is an Acquiring Person any recapitalization, reorganization or other transaction involving the Company occurs which results in such Acquiring Person's ownership interest being increased by more than 1%;

then each holder of a Right would have the right to receive, upon exercise of the Right, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right.

     Following the occurrence of any of the events described in this section, any Rights beneficially owned by any Acquiring Person would immediately become null and void.

     Exchange Option. The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any such subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will
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be to receive that number of shares of Common Stock equal to the number of such
Rights held by the holder.

     Transferability of Rights. Until the Distribution Date, the Common Stock Certificates will evidence the Rights, and the transfer of the Common Stock certificates will constitute a transfer of the Rights. After the Distribution Date, separate certificates evidencing the Rights would be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and such separate Rights Certificates alone would evidence the Rights.

     Redemption. The Board of Directors, by a majority vote, may redeem the Rights at a redemption price of $.01 per Right at any time before the earlier of the Distribution Date or the close of business on the Expiration Date described below. Immediately upon such redemption, the right to exercise the Rights will terminate, and the Rights Holders will become entitled only to receive the Redemption Price.

     Expiration of Rights. If not previously exercised or redeemed, the Rights will expire on September 11, 2011.

     Anti-Dilution Adjustment. The exercise price, the redemption price, the exchange ratio and the number of shares of the Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

     . in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, or

     . upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price, or

     . upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company and dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such price. At the Company's option, upon any exercise of Rights, cash (based on the market price on the last trading date prior to the date of the exercise) will be paid instead of issuing fractional shares of any securities (other than fractional shares of Preferred Stock in integral multiples of one-thousandth of a share).

     No Shareholder Rights. A Right holder, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.
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     Amendments.  Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date without the approval of any holders of the Rights. After the Distribution Date, the Board of Directors may amend the Rights Agreement to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement. A majority vote of the Board of Directors is required.

     Tax Consequences. Although the Company believes that neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date should be taxable to the stockholders or the Company, stockholders may, depending upon the circumstances, realize taxable income upon the occurrence of an event described under "Mergers, Asset Sales and Self-Dealing Transactions."

     Rights Agreement. A copy of the Rights Agreement is an Exhibit to this Form 8-A/A filed with the Securities and Exchange Commission. A copy of the Rights Agreement is available free of charge from the Company at the following address:

               Boston Life Sciences, Inc.
               137 Newbury Street, 8th Floor
               Boston, MA 02116

               Attention:   General Counsel

This summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary by reference.

Item 2.      Exhibits
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       1.    Rights Agreement dated as of September 11, 2001 ("Rights
             Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

       2. Form of Certificate of Designation with respect to the Series D Preferred Stock, par value $.01 per share, of the Company (filed as Exhibit A to the Rights Agreement).

       3. Form of Rights Certificate (filed as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

       4.    Summary of Rights (filed as Exhibit C to the Rights Agreement).
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              BOSTON LIFE SCIENCES, INC.



Date: September 13, 2001      By: /s/ S. David Hillson
                                  -----------------------------------
                                  S. David Hillson
                                  Chairman, President and
                                            Chief Executive Officer
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                                 EXHIBIT INDEX


    The following designated exhibits are filed herewith:

1. Rights Agreement dated as of September 11, 2001 ("Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

2. Form of Certificate of Designation with respect to the Series D Preferred Stock, par value $.01 per share, of the Company (filed as Exhibit A to the Rights Agreement).

3. Form of Rights Certificate (filed as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

4.  Summary of Rights (filed as Exhibit C to the Rights Agreement).